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                               September 22, 2020

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Form 10-12G
                                                            Filed August 6,
2020
                                                            File No. 000-56193

       Dear Mr. Silbert:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed August 6, 2020

       Summary, page 4

   1. In response to comment 2 you indicate that the factors regarding the variance between the value of the Shares and
the Trust   s Digital Asset Holdings per Share are disclosed in what
                                                        the Sponsor believes to
be descending order of significance. However, these factors are not disclosed
consistently in the document. Please tell us what you believe to be the order of significance.
       Recent Sales of Unregistered Shares, page 82

   2. We note your response to comment 6. In your next response letter, please tell us in greater detail the
nature of any material relationships which the investors had with the registrant either in
connection with or in addition to the private placements. In this regard, we note that your
response appears to provide information regarding "any material pre-
 Barry Silbert
Grayscale Investments, LLC
September 22, 2020
Page 2
         existing relationships between the Authorized Participant and investors of the Trust that are trading counterparties of the Authorized Participant or borrowing counterparties of an affiliate of the Authorized Participant."
Transfer Restrictions, page 84

3. Please revise your disclosure throughout the document to explain the expected effects of a shortened holding period on the price of the Shares and the market for the Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameBarry Silbert                               Sincerely,
Comapany NameGrayscale Investments, LLC
                                                              Division of
Corporation Finance
September 22, 2020 Page 2                                     Office of Finance
FirstName LastName